Exhibit 99.1

PERDIGÃO S.A.
CNPJ 01.838.723/0001-27
A Publicly Held Company

MINUTES OF THE ORDINARY AND 1st /2007 EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

(Drafted in summarized form, pursuant to Article 130, paragraph  1 of Law 6,404/76)

DATE, TIME AND PLACE: April 12, 2007 at 11:00 a.m. at the Company’s registered offices at Av. Escola Politécnica, 760 in the city and state of São Paulo-SP. QUORUM: Shareholders representing 67% of the voting capital. Also present at the Meeting representing the Company, the Chief Executive Officer, Nildemar Secches and the Chief Financial Officer, Wang Wei Chang, and representing members of the Fiscal Council, Attílio Guaspari and Vanderlei Martins. Also present,  Luiz Carlos Passetti, representative of Ernst & Young S/C, independent auditors of the Company. CALL NOTICE: Published in the newspapers: Diário Oficial-SP and Valor Econômico-SP, on February 27 and 28, 2007  and on March 1, 2007. FINANCIAL STATEMENTS: Published in the Diário Oficial-SP and Valor Econômico-SP on February 27, 2007. ON MOTION: Eggon João da Silva, Chairman and Ney Antonio Flores Schwartz, Secretary; AGENDA: 1. To examine and vote the Management Report, Financial Statements as well as other documents for the fiscal year ending December 31, 2006, and to deliberate on the allocation of results and ratify the distribution of shareholders remuneration, as per resolution of the Board of Directors; 2. To deliberate on the proposal to alter the following articles and/or their paragraphs or items  of the Company’s Bylaws: Article 20 and Article 44 for the inclusion of the sole paragraph; 3. Election of the Board of Directors. Pursuant to CVM Instructions 165 and 282, the minimum percentage of voting capital required for the adoption of the multiple voting procedure is 5%; 4. Election of the Fiscal Council/Audit Committee; 5. Set the annual and global compensation for management and members of the Fiscal Council; 6. Ratify the compensation of the management of the Perdigão companies. RESOLUTIONS ADOPTED: 1. Approved the financial statements as well as other documents relative to the fiscal year ending December 31, 2006 and the allocation of the Company’s results as follows: Net Income for the Fiscal Year of R$114,472,635.52 to the following accounts: Legal Reserve: R$5,723,631.78, Reserve for Capital Increase: R$22,894,527.10; Reserve for Expansion: R$50,678,576.64; Dividends: R$3,675,900.00; Interest on Shareholders’ Equity: R$31,500,000.00; 2. Ratified the resolutions of the Board of Directors with respect to the distribution of shareholders’ remuneration as follows: (i) resolution of December 21, 2006 for distribution as interest on shareholders’ equity in the gross amount per share of R$0.19030166 and the total gross amount of interest on shareholders’ equity of R$31,500,000.00 (thirty-one million, five hundred thousand Reais), and (ii) resolution of February 14, 2007, with respect to the distribution of dividends to shareholders for the gross amount per share of R$0.02220730 and the total gross amount of R$3,675,900.00 (three million, six hundred and seventy-five thousand, nine hundred Reais), corresponding to the aforementioned payments for the purpose of remunerating the shareholders for the total value of 30.73% of fiscal year adjusted net income pursuant to Article 202 of Law 6,404/76 for the purposes of the minimum mandatory dividend; 3. Approved the proposal for altering the Bylaws with the following changes: “ARTICLE 20. The Board of Executive Officers, whose members will be elected and may be removed at any time by the Board of Directors, will be composed of not more than 15 (fifteen) members elected for a period of 2 (two) years, reelection being permitted, being 1 (one) Chief Executive Officer, 1 (one) Chief Financial Officer, 1 (one) Investor Relations Officer, the other Executive Officers to have their designated title and duties as may be proposed by the Chief Executive Officer to the Board of Directors pursuant to Article 21 below. All such members shall meet the requirements of Article 22 below. At the discretion of the Board of Directors, the Chief Financial Officer may discharge the duties of Investor Relations Officer cumulatively with his or her own duties”, inclusion of the sole paragraph to Article 44: “ARTICLE 44. (...) Sole paragraph — With the exception of those POSs held for the purpose of delisting from the New Market and/or the cancellation of registration as a listed company, the realization of a unified POS may only be held by a shareholder of the Company holding an amount equal or in excess of 20% (twenty percent) of the Company’s total issued shares, pursuant to Article 37.” 4. The Board of Directors was elected for a term of office until the Ordinary General Meeting of 2009 and is made up as follows, Effective Members: Chairman, NILDEMAR SECCHES, Brazilian, widower, mechanical engineer, registered in the private individual taxpayers’ register (CPF) under number 589.461.528-34, ID number 3.997.339-6 SSP/SP, resident and domiciled in São Paulo-SP; Vice Chairman: FRANCISCO FERREIRA ALEXANDRE, Brazilian, single, engineer and lawyer, registered in the private individual taxpayers’ register (CPF) under number 301.479.484-87, ID - OAB/AL number 4307, resident and domiciled in Rio de Janeiro-RJ; JAIME HUGO PATALANO, Brazilian, married, economist, registered in the private individual taxpayers’ register (CPF) under number 011.141.237-49, ID - CRE number 4179-3, resident and domiciled in Rio de Janeiro-RJ; LUÍS CARLOS FERNANDES AFONSO, Brazilian, single, economist, registered in the private individual taxpayers’ register (CPF) under number 035.541.738-35, ID number 13.611.483-0 SSP/SP, resident and domiciled in Rio de Janeiro-RJ; MANOEL CORDEIRO SILVA FILHO, Brazilian, married, business administrator, registered in the private individual taxpayers’ register (CPF) under number 253.571.747-68, ID  — CRA-RJ  number 11.458-1, resident and domiciled in Rio de Janeiro-RJ; MAURÍCIO NOVIS BOTELHO, Brazilian, married, mechanical engineer, registered in the private individual taxpayers’ register (CPF) under number 044.967.107-06, ID number 1.641.893-1 IFP/RJ, resident and domiciled in São Paulo-SP; DÉCIO DA SILVA, Brazilian, married, industrialist, registered in the private individual taxpayers’ register (CPF) under number 344.079.289-72, ID number 303.055 SSP/SC; Alternates: WANG WEI CHANG, Brazilian, married, electronics engineer, registered in the private individual taxpayers’ register (CPF) under number  534.698.608-15, ID number 3.730.889-0 SSP/SP, resident and domiciled in São Paulo-SP; TERUMI ZUKERAN, Brazilian, divorced, accountant, registered in the private individual taxpayers’ register (CPF) under number  509.764.518/91, ID number 5.480.281/SSP-SP, resident and domiciled in São Paulo-SP; LEVY PINTO DE CASTRO, Brazilian, married, economist, registered in the private individual taxpayers’ register (CPF) under number 040.540.167-15, ID - Corecon  number 2586-0, Niterói-RJ; SUSANA HANNA STIPHAN JABRA, Brazilian, economist, divorced, registered in the private individual taxpayers’ register (CPF) under number   037.148.408-18, ID number 7.366.839-4 SSP/SP, resident and domiciled in Rio de Janeiro-RJ; MAURÍCIO DA ROCHA WANDERLEY, Brazilian, married, economist, registered in the private individual taxpayers’ register (CPF) under number  001.911.777-92, ID number 07562152-4/IFP; ANTONIO LUIZ PIZARRO MANSO, Brazilian, married, engineer, registered in the private individual taxpayers’ register (CPF) under number  067.464.467-00, ID - CREA-RJ  number 017617/D, resident and domiciled in São Paulo-SP; GERD EDGAR BAUMER, Brazilian, widower, business administrator, registered in the private individual taxpayers’ register (CPF) under number  005.721.609-68, ID number 2/R 71.449/SSP-SC, resident and domiciled in Jaraguá do Sul-SC. Members of the board considered as independent are: Décio da Silva, Luís Carlos Fernandes Afonso, Maurício Novis Botelho, qualified as above. 5. The Fiscal Council was elected for a term of office until the Ordinary General Meeting of 2008, and is made up as follows, Effective Members: (i) as financial specialist and independent member: ATTÍLIO GUASPARI, Brazilian, married, engineer, registered in the private individual taxpayers’ register (CPF) under number 610.204.868-72, ID number 19.799-6 issued by the Air Force Ministry, resident and domiciled in Rio de Janeiro-RJ; (ii) as an independent member: VANDERLEI MARTINS, Brazilian, separated, economist, registered in the private individual taxpayers’ register (CPF) under number 720.647.738-00, ID number 6396459 SSP/SP, resident and domiciled in Salto-SP; (iii) IVAN MENDES DO CARMO, Brazilian, married, economist, registered in the private individual taxpayers’ register (CPF) under number 279.786.131-00, ID number 584.786 SSP/DF, resident and domiciled in Brasília-DF; Alternates: AGENOR AZEVEDO DOS SANTOS, Brazilian, married, accountant, registered in the private individual taxpayers’ register (CPF) under number  383.239.407-97, ID - CRC-RJ number 43670-5, resident and domiciled in Rio de Janeiro-RJ; LUÍS JUSTINIANO DE ARANTES FERNANDES, Brazilian, married, lawyer, registered in the private individual taxpayers’ register (CPF) under number  086.127.918-20, ID number 8144162, resident and domiciled in Brasília-DF; DÉCIO MAGNO ANDRADE STOCHIERO, Brazilian, married, business administrator, registered in the private individual taxpayers’ register (CPF) under number   272.497.881-00, ID number 733.275 SSP/DF, resident and domiciled in Brasília-DF; 6. Approved the management’s compensation for the current fiscal year in the global and annual amount of up to R$3,255,125.11 (three million, two hundred and fifty-five thousand, one hundred and twenty-five Reais eleven centavos). Also approved an additional compensation for the month of December 2007 in the amount corresponding to one monthly fee. Assured the minimum value in law of 10% of the average compensation of each Company officer as compensation of the members of the Fiscal Council. 7. Ratified the annual total compensation, global and annual, including the additional compensation for the month of December 2007 for the management of the Perdigão Companies in the amount of R$13,838,003.62 (thirteen million, eight hundred and thirty-eight thousand and three Reais and sixty-two centavos). 8. Also ratified the resolutions of the Board of Directors of April 27, 2006, May 25, 2006 and November 1, 2006, when the substitution of the Board of Directors members and the ratification of the capital increase were approved. ATTACHED DOCUMENTS: 1. List of Shareholders Present. DOCUMENTS FILED WITH THE COMPANY: 1. Capital Expenditures Budget; 2. Proposal for Amending the Company’s Bylaws; 3. Opinion of the Fiscal Council; 4. Proxy instruments granted; 5. Votes representation. TERMINATION: these minutes, having been drafted, read and approved, were signed by those present at the Meeting. São Paulo-SP, April 12, 2007. (Authorized the publication of these minutes excluding the signatures of the shareholders present pursuant to Article 130, paragraph 2 of Law 6,404/76). Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary. Shareholders present: Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI; Fundação Petrobrás de Seguridade Social — PETROS; Fundação Telebrás de Seguridade Social — SISTEL; Fundação de Assistência e Previdência Social do BNDES-FAPES; Fundação Vale do Rio Doce de Seguridade Social — VALIA; REAL GRANDEZA — Fundação de Previdência e Assistência Social; Previ-Banerj (em liquidação extra-judicial); Librium Fundo de Investimento em Ações; Fundo de Investimento em Ações — AÇÃO; Weg Participações e Serviços S/A; Eggon João da Silva Administradora Ltda.; Eggon João da Silva; Eugênio José da Silva; Décio da Silva; Márcia da Silva Petry; Gerd Edgar Baumer; Cladis Voigt Trejes; Valsi Voigt; Miriam Voigt Schwartz; The Bank of New York; Perdigão — Sociedade de Previdência Privada; Nildemar Secches; Wang Wei Chang; The Master Trust Bank of Japan, Ltd. RE: MTBC400035147; The Master Trust Bank of Japan, Ltd as Trustee of Nissay/Putnam Global Emerging Equity Mother Fund; Vanguard Emerging Markets Stock Index Fund; Panagora Group Trust; The Pension Reserves Investment Management Board; Florida Retirement System Trust Fund; United Technologies Corporation Master Retirement Trust; Texas Education Agency; Wells Fargo Master Trust Diversified Stock Portfolio; Caisse de Depot et Placement du Quebec; Van Kampen Series Fund, Inc., Van Kampen Emerging Markets Fund; Green Line Latin American Growth Fund; Ford Motor Company Defined Benefit Master Trust; A I Dupont Testamentary Trust shares MSCI Brazil (Free);  Japan Trustee Services Bank; Norges Bank; College Retirement Equities Fund; Vanguard Investment Series, PLC; T Rowe Price Int FNDS T Rowe Price L Am; T Rowe Price Funds SICAV; T Rowe Price Emerging Mkts Stock Fund; T Rowe Price Inst INT F BEH SEPS T Rowe P I EM; Emerging Markets Growth Fund Inc; Capital G M E F For Tax Ex Tru; JP Morgan Fleming Funds Latin America Equity Fund; BNDES Participações S.A. — BNDESPAR; Capital Guardian E M Eq Dc M FD; Capital G M E F For Tax Ex Tru.